UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that at the Special General Meeting of Shareholders of the Company held on Thursday, March 19, 2015, the shareholders approved the re-election of Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company, each for a three-year term, in accordance with the provisions of the Israeli Companies Law and the regulations thereunder.

The Company further announced that its Board of Directors had approved the appointment of Ms. Dana Shlezinger to serve as a new director of the Company.

Since 2012, Ms. Shlezinger has served as a Director in the Management Committee of Deshen Ha'zafon Fertilizers Ltd. Since 2009, Ms. Shlezinger has served as Chief Financial Officer (Head of Finance and Trade) of Mishkei Hamifratz Central Agricultural Cooperative, Ltd. ("Milouot"), and since 2011, Ms. Shlezinger has served as an External Director and Chairperson of the Financial Statements Committee, as well as a member of both the Audit Committee and Strategic Planning Committee of TASE-traded Golan Plastic Products Ltd. From 2004 to 2009, Ms. Shlezinger served as the Chief Financial Officer of Friedrich Plastic Industry Ltd., and from 2003 to 2004 she worked at Ernst & Young Israel, as an External Auditor. Ms. Shlezinger is a certified CPA (ISR) from the Ruppin Academic Center, Israel, and holds a BA in Economics from Ruppin Academic Center, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 19, 2015	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary